Mail Stop 4561

October 8, 2009

Donald Harrison, Esq.
Deputy General Counsel and Assistant Secretary
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

       Re: Google Inc.
               Registration Statement on Form S-4
               Filed September 11, 2009
               File No. 333-161858

Dear Ms. Harrison:

We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We refer you to the last Question and Answer on the bottom of page 2 of the registration statement. Please highlight in the prospectus and on the proxy card and any voting instruction forms that if a holder of On2 Common Stock submits an executed proxy or voting instruction form to cast votes with respect to shares held as of the notice record date, any votes cast or voting instructions received with respect to shares sold between the notice record date and voting record date will not be counted.

Questions and Answers about the Special Meeting, page 1

<u>“What will On2 stockholders receive in the merger?”, page 1</u>

2. Please state clearly on the cover page of the prospectus, in this section and in your risk factor disclosure that, as a result of the exchange formula, it is possible that some On2 stockholders may not receive any shares of Google Class A Common Stock but only cash in the transaction. Also, we note your statement in this section that “[b]ecause of the effect of rounding in the exchange ratio calculation, a slight increase or decrease in the trading price, as defined, at certain values will significantly impact the aggregate value of the shares and cash that an On2 stockholder receives in connection with the merger.” Please revise this section to include a table that illustrates different exchange ratios based on a reasonable range of potential market prices of Google Class A Common Stock and the resultant mix of stock and cash that On2 shareholders would receive.

<u>“If I am a stockholder of record and have received this proxy statement/prospectus…”, page 2</u>

3. You disclose in this section that the number of shares of On2 Common Stock owned of record by a stockholder on the voting record date will be voted in accordance with such stockholder’s validly executed proxy, regardless of when the proxy was submitted. Please tell us in your response letter how the planned treatment of stockholder votes discussed in this paragraph is consistent with both state law and Exchange Act Rule 14a-10. For example, given the restrictions in Rule 14a-10(b) and state law requirements, if any, as to what constitutes a valid proxy, please advise how shares acquired following the date of an executed proxy card can be voted without a holder providing a new, subsequently dated proxy card.

<u>Summary, page 6</u>

4. We note that you have established a toll free number shareholders may call for information regarding the merger consideration. Please disclose if shareholders will be able to call this number after the exchange ratio has been determined to learn the exact number of Google shares and/or amount of cash they will receive in the transaction.

<u>Where You Can Find More Information, page 115</u>

5. We note your statement in the last paragraph of this section that the description of representations and warranties made by the parties in the merger agreement, as well as those set forth in other exhibits to the filing, “were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the merger agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather

than to establish matters as facts." General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when the Company is aware of material contradictory information, and additional disclosure by the Company is appropriate in such circumstances. Please revise the disclaimer to include a clear statement of your disclosure responsibilities with regard to material contradictory information. Also, cautionary language should be limited to statements of fact. In contrast, much of the disclaimer contains statements of speculation; in effect, that the representations and warranties in the agreements included as exhibits:

- Should not be viewed to provide factual information -- but you will not tell investors what factual information, if any, is the exception;
- Are subject to qualifications and limitations by the respective parties, including exceptions and other information that are not necessarily reflected in the filed agreement -- but you will not tell investors which representations or warranties, if any, have been so qualified, limited or excepted; and
- May have changed after the date of the merger agreement -- but you will not tell investors what, if anything, has changed.

The intent and the effect of this language are to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to file as an exhibit to your registration statement. Either specifically identify which representations and warranties are subject to this language or delete this language.

Exhibit 99.1

6.   We note that you have filed your form of proxy as an exhibit. In your revised materials, please file the form of proxy as an appendix to your proxy statement. See Note to Paragraph (a)(3) of Rule 14a-4. Please also mark the form of proxy as "preliminary." See Rule 14a-6(e)(1).

                    *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   If you have any questions regarding these comments, you may contact Matthew
Crispino at (202) 551-3456. If you thereafter require further assistance, you may contact me at
(202) 551-3462.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc: Via Facsimile: (650) 493-6811
        Jon C. Avina, Esq.
        Wilson Sonsini Goodrich & Rosati